中信泰富有限公司

BY COURIER

Exemption No. 82-5232



CITIC PACIFIC

Date : 19th January 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


05005292

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since December 22, 2004 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED



Alice Tso
Company Secretary

Encl.
AT/wy/LTR-2384

Annexure

CITIC Pacific Limited

List of Information that the Company since December 22, 2004 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Press Announcement of Discloseable Transaction – Acquisition of Interest in Daye Special Steel Co., Ltd.
   Date : December 22, 2004
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Monthly Return on Movement of Listed Equity Securities
   Date : January 4, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Circular in connection with Discloseable Transaction – Acquisition of Interest in Daye Special Steel Co., Ltd.
   Date : January 13, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Return of Allotments
   Date : January 17, 2005
   Entity Requiring Item : Hong Kong Companies Registry

Monthly Return On Movement of Listed Equity Securities

For the month ended 31st December, 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 4th January, 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,192,010,160	—	---
Increase/~~(Decrease)~~ during the month	30,000	—	---
Balance at close of the month :	2,192,040,160	—	---

...1/2

(D) Details of Movement :
* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	9,600,000	--	30,000	--	9,570,000	30,000
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 19.90	11,180,000	--	--	--	11,180,000	---
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price: HK$ ______ 2. ______ Subscription price: HK$ ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$ ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ~~ordinary shares/preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month:						30,000

Remarks : ______________________

Authorised Signatory:

Name: Alice Tso Mun Wai

Title: Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CITIC Pacific Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

DISCLOSEABLE TRANSACTION

ACQUISITION OF INTEREST IN DAYE

---

13 January 2005

CONTENTS

Page

Definitions 1

Letter from the Board 4

Appendix – General Information 11

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"Acquisition"	the acquisition by Xin Yegang of 44,320,000 non-state-owned shares of Daye (representing 9.86% of the total share capital of Daye) from the Vendors pursuant to the Acquisition Agreement
"Acquisition Agreement"	the sale and purchase agreement dated 17 December 2004 between Xin Yegang and the Vendors in respect of the Acquisition
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Auctions"	the public auctions held on 20 December 2004 under the direction of the relevant provincial or municipal court in respect of the 38.86% state-owned shares of Daye
"Board"	the board of Directors
"CITIC Pacific China"	中信泰富(中國)投資有限公司 (CITIC Pacific China Holdings Limited), a company incorporated in the PRC and a wholly-owned subsidiary of the Company
"Company"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange
"Daye"	大冶特殊鋼股份有限公司 (Daye Special Steel Co., Ltd.), a joint stock limited company incorporated in the PRC whose shares are listed on the Shenzhen Stock Exchange
"Daye Assets"	黃石東方鋼鐵有限公司 (Dongfang Iron and Steel Co., Ltd. of Huangshi); 38.86% state-owned shares in Daye; and the Remaining Daye Assets
"Daye Steel Group"	冶鋼集團有限公司 (Daye Steel Group Corporation), a company incorporated in the PRC and the major shareholder of Daye holding the 38.86% state-owned shares in Daye
"Directors"	the directors of the Company

"Framework Agreement"	the framework agreement dated 5 February 2004 entered into by the Company with 黃石市國有資產經營有限公司 (Huangshi Municipal Government State-owned Assets Management Co., Ltd.) (who has power to authorise the operation and management of Daye Assets (including Daye Steel Group)) relating to the acquisition of Daye Assets
"Group"	the Company and its subsidiaries
"Latest Practicable Date"	5 January 2005, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Remaining Daye Assets"	collectively, (a) all fixed assets and stocks of the steel pipe subsidiaries of Daye Steel Group (including 170 steel pipe factory and seamless pipe factory); (b) the construction-in-progress relating to ancillary facilities for steel production; and (c) the land use right of the property currently occupied by Daye Steel Group as its principal production site in Huangshi, Hubei Province
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong)
"Share(s)"	share(s) of HK$0.4 each in the share capital of the Company
"Shareholders"	the shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendor No. 1"	北京頤和丰業投資有限公司 (Beijing EHE Investment Ltd.), a company incorporated in the PRC
"Vendor No. 2"	北京方程興業投資有限公司 (Beijing FongChengXing Investment Ltd.), a company incorporated in the PRC

"Vendor No. 3"	合肥銀信投資管理有限公司 (Hefei YinXin Investment Management Ltd.), a company incorporated in the PRC
"Vendor No. 4"	北京龍聚興投資顧問有限公司 (Beijing LongJuXing Investment Consultancy Ltd.), a company incorporated in the PRC
"Vendors"	Vendor No.1, Vendor No.2, Vendor No.3 and Vendor No.4
"Xin Yegang"	湖北新冶鋼有限公司 (Hubei Xin Yegang Co., Ltd.), a joint venture company established in the PRC and owned as to 95% by the Group and as to 5% by 黃石東方投資有限公司 (Huangshi Dongfang Investment Co., Ltd.)
"%"	percentage


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)

Directors:
Larry Yung Chi Kin *(Chairman)*
Henry Fan Hung Ling *(Managing Director)*
Vernon Francis Moore *(Deputy Managing Director)*
Peter Lee Chung Hing *(Deputy Managing Director)*
Norman Yuen Kee Tong *(Deputy Managing Director)*
Yao Jinrong *(Executive Director)*
Chang Zhenming *(Executive Director)*
Li Shilin *(Executive Director)*
Carl Yung Ming Jie *(Executive Director)*
Liu Jifu *(Executive Director)*
Willie Chang*
Hamilton Ho Hau Hay**
Alexander Reid Hamilton**
Hansen Loh Chung Hon**
Norman Ho Hau Chong**
André Desmarais*
Peter Kruyt #

* *Non-executive Director*
** *Independent non-executive Director*
\# *Alternate Director to André Desmarais*

Registered Office:
32nd Floor
CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

13 January 2005

To the Shareholders,

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
ACQUISITION OF INTEREST IN DAYE

INTRODUCTION

In an announcement dated 22 December 2004, the Directors announced that on 17 December 2004, Xin Yegang (a 95% owned subsidiary of the Company) entered into the

Acquisition Agreement to acquire 44,320,000 shares of Daye held by non-state-owned legal persons (representing 9.86% of the total share capital of Daye) from the Vendors for RMB124,693,434.

On 20 December 2004, CITIC Pacific China (a wholly-owned subsidiary of the Company) and Xin Yegang successfully bid for 126,618,480 state-owned shares of Daye (representing 28.18% of the total share capital of Daye) and 48,000,000 state-owned shares of Daye (representing 10.68% of the total share capital of Daye) in public auctions for RMB289,956,319.20 and RMB109,920,000 respectively.

The Group was previously interested in 9.41% of the total share capital of Daye. Upon completion of all the acquisitions mentioned above, the interest of the Group in Daye will increase to 58.13% (i.e. 19.27% non-state-owned legal person shares and 38.86% state-owned shares of Daye).

The Acquisition in respect of 9.86% interest in Daye and the acquisition of the 38.86% state-owned shares of Daye, when aggregated with the acquisition of the other Daye Assets pursuant to the Framework Agreement entered into by the Company in February 2004 and the acquisition of the 9.41% interest in Daye in January 2004, constitutes a discloseable transaction for the Company under the Listing Rules. The purpose of this circular is to provide you with further information relating to, among others, details of the Acquisition and the acquisition of the 38.86% state-owned shares of Daye at the Auctions.

ACQUISITION AGREEMENT IN RESPECT OF 9.86% DAYE SHARES

Date: 17 December 2004

Parties: (1) Xin Yegang, a 95% owned subsidiary of the Company, as purchaser

(2) Vendor No. 1, Vendor No. 2, Vendor No. 3 and Vendor No. 4, as vendors

The principal business activities of the Vendors are investment management and consultancy. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, all the Vendors and their respective ultimate beneficial owners are third parties independent of and not connected with the Company or any of the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates.

Asset acquired:

A total of 44,320,000 non-state-owned shares of Daye (representing 9.86% of the total share capital of Daye), owned as to:

(1) 15,000,000 shares by Vendor No. 1;

(2) 15,300,000 shares by Vendor No. 2;

(3) 10,050,000 shares by Vendor No. 3; and

(4) 3,970,000 shares by Vendor No. 4.

Consideration:

RMB124,693,434 in aggregate (approximately RMB2.81 per share), payable in cash upon completion of the Acquisition, and as to:

(1) approximately RMB42.20 million to Vendor No. 1;

(2) approximately RMB43.05 million to Vendor No. 2;

(3) approximately RMB28.28 million to Vendor No. 3; and

(4) approximately RMB11.17 million to Vendor No. 4.

No deposit was paid by Xin Yegang as the purchaser to any of the Vendors.

The consideration was agreed after arm's length negotiations between Xin Yegang and the Vendors with reference to the net asset value of Daye as at 30 September 2004 of RMB3.7 per share (based on its then latest published quarterly report) taking into account the fact that such 9.86% interest is not freely transferable.

Completion:

Completion took place on 20 December 2004.

ACQUISITION OF 38.86% DAYE SHARES AT PUBLIC AUCTION

Pursuant to the Framework Agreement entered into by the Company in February 2004, the Group agreed to acquire the Daye Assets which included 黃石東方鋼鐵有限公司 (Dongfang Iron and Steel Co., Ltd. of Huangshi). In October 2004, 黃石東方鋼鐵有限公司 (Dongfang Iron and Steel Co., Ltd. of Huangshi) was restructured as a 95% owned subsidiary of the Company and subsequently renamed Xin Yegang, for the purpose of entering into definitive agreements to acquire the Remaining Daye Assets pursuant to the Framework Agreement and the 38.86% state-owned shares in Daye. The definitive agreements in respect of the Remaining Daye Assets were entered into in October and November 2004.

Certain creditors of Daye Steel Group and Daye applied to the relevant provincial or municipal court to freeze the 38.86% state-owned shares of Daye for judicial sale to have their debts repaid. As a result, such 38.86% state-owned shares of Daye were put up for public auction under the direction of the relevant provincial or municipal court on 20 December 2004. At the Auctions held on 20 December 2004:

(a) CITIC Pacific China successfully bid for 126,618,480 state-owned shares of Daye (representing 28.18% of the total share capital of Daye) for RMB289,956,319.20 (RMB2.29 per share); and

(b) Xin Yegang successfully bid for 48,000,000 state-owned shares of Daye (representing 10.68% of the total share capital of Daye) for RMB109,920,000 (RMB2.29 per share).

The consideration for the 38.86% state-owned shares in Daye has been paid to the auction company, which will in turn pay the same into the relevant provincial or municipal court for settlement in full of the debts due to the creditors of Daye Steel Group and Daye under the judicial sale.

In order to complete the acquisitions of the 38.86% state-owned shares in Daye, the Group is required to make a general offer for all the shares of Daye (other than those already owned or agreed to be acquired by the Group) ("General Offer"). The Company submitted on 6 January 2005 a report on the acquisitions of the 38.86% state-owned shares in Daye to China Securities Regulatory Commission and will then apply to China Securities Regulatory Commission for a waiver from making the General Offer. If such waiver is granted, the Group will complete the acquisitions of the 38.86% state-owned shares in Daye as soon as practicable thereafter. If such waiver is not granted, the Company will consider whether it would be in the interest of the Company and its shareholders to make the General Offer in order to complete the acquisitions, and will make a further announcement and comply with the relevant requirements under Listing Rules in respect of the Company's decision. Save as disclosed herein, as at the date of this circular, the Company does not have any intention to acquire the remaining shareholding interest in Daye.

INTRA-GROUP TRANSFER OF 9.41% DAYE SHARES

The Company has been interested in 42,300,000 shares of Daye held by non-state-owned legal persons (representing 9.41% of the total share capital of Daye) since January 2004. For the purpose of consolidating the Group's interests in Daye under Xin Yegang, on 17 December 2004, the Company injected its interest in such 9.41% interest in Daye into Xin Yegang by way of an intra-group transfer which transfer from a 100% owned subsidiary to a 95% owned subsidiary constitutes a deemed disposal of 5% of the 9.41% interest in Daye. 黃石東方投資有限公司(Huangshi Dongfang Investment Co., Ltd.), the remaining 5% shareholder of Xin Yegang, is not a connected person (as defined in the Listing Rules) of the Company.

The transfer is a transaction between the Company and Xin Yegang, its non-wholly owned subsidiary, and is exempt from the reporting, announcement and independent shareholders approval requirements under Rule 14A.31(1) of the Listing Rules. The transfer does not constitute a notifiable transaction under Chapter 14 of the Listing Rules.

(I) Shareholding structure of Daye immediately before 17 December 2004:


Company
Vendors Nos. 1 to 4
Daye Steel Group
Independent third party
Public
9.41%*
9.86%*
38.86%**
4.7%*
37.17%#
Daye

Listed shares of Daye:

*	*Non-state-owned legal person shares – not freely transferable (非流通社會法人股)*
**	*State-owned shares – not freely transferable (非流通國有股)*
#	*Public shares – freely transferable (公眾流通股)*

(II) Shareholding structure of Daye immediately upon completion of the acquisition of 9.86% interest and 38.36% interest in Daye and the intra-group transfer of 9.41% interest in Daye:


Company
95%
100%
Xin Yegang
CITIC Pacific China
Independent third party
Public
29.95%(1)
28.18%(2)
4.7%(3)
37.17%(4)
100%
Daye

Listed shares of Daye:

(1) *19.27% non-state-owned legal person shares – not freely transferable (非流通社會法人股) and 10.68% state-owned shares – not freely transferable (非流通國有股)*

(2) *State-owned shares – not freely transferable (非流通國有股)*

(3) *Non-state-owned legal person shares – not freely transferable (非流通社會法人股)*

(4) *Public shares – freely transferable shares (公眾流通股)*

INFORMATION RELATING TO DAYE

Daye is a joint stock limited company incorporated in the PRC whose shares are listed on the Shenzhen Stock Exchange. Daye is primarily engaged in special steel manufacturing.

For the year ended 31 December 2003, the net profits before and after taxation of Daye were approximately RMB33 million and RMB25 million respectively. For the year ended 31 December 2002, the net profits before and after taxation of Daye were approximately RMB63 million and RMB46 million respectively. As at 31 December 2003, the net asset value of Daye was approximately RMB1,623 million.

The average closing price of Daye on the Shenzhen Stock Exchange for the 5 trading days immediately before 17 December 2004 was RMB6.03.

INFORMATION RELATING TO THE COMPANY

The Group is engaged in a diversified range of businesses in Hong Kong and Mainland China, including basic infrastructure (such as power generation, communications, aviation and civil infrastructure), manufacturing of special steel, marketing and distribution of motor and consumer products, and property investment and management.

REASONS AND BENEFITS FOR THE ACQUISITIONS

The Company's long term objective remains to develop a large diversified business focusing on infrastructure. Special steel manufacturing is a key element of the Group's industrial portfolio.

The acquisitions of interests in Daye and Daye Assets are summarised below:

In January 2004, the Company first became interested in 9.41% interest in Daye. In February 2004, the Company entered into the Framework Agreement relating to the acquisition of Daye Assets. In October 2004, 黃石東方鋼鐵有限公司 (Dongfang Iron and Steel Co., Ltd. of Huangshi) was restructured as a 95% owned subsidiary of the Company and subsequently renamed Xin Yegang. In October and November 2004, Xin Yegang entered into the definitive agreements in respect of the Remaining Daye Assets. On 17 December 2004, Xin Yegang (a 95% subsidiary of the Company) acquired 9.86% interest in Daye pursuant to the Acquisition Agreement and consolidated the 9.41% interest in Daye pursuant to an intra-group transfer. On 20 December 2004, the Group successfully bid for 38.86% state-owned shares of Daye at the Auctions.

Upon completion of the said acquisitions (including the Acquisition and the acquisition of the 38.86% state-owned shares of Daye), the interest of the Group in Daye will increase to 58.13%, and Daye will become a subsidiary of the Company. The Company intends to hold such 58.13% interest in Daye as long term investment. The acquisitions will be funded by internal resources of the Group.

The acquisitions of additional interests in Daye provides an opportunity for the Group to further expand its special steel manufacturing business in the PRC by obtaining control over Daye. Upon completion of the Acquisition and the acquisition of the 38.86% state-owned shares of Daye, the Company will be entitled to appoint the majority of the board of directors of Daye. The Company considers that the Acquisition will strengthen the Group's earning base and will not have any material effect on the net asset of the Company.

The Directors (including the independent non-executive Directors) consider that the terms of the Acquisition Agreement and the acquisition of the 38.86% state-owned shares of Daye are based on normal commercial terms and are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
CITIC Pacific Limited
Larry Yung Chi Kin
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests of Directors and chief executive in securities

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and the chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO) which were required, pursuant to section 352 of the SFO, to be entered into the register referred to therein, or were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which he was taken or deemed to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Companies set out in the Listing Rules:

(i) Shares in the Company:

	Number of shares				
	Personal interests	Corporate interests	Family interests	Trusts and similar interests	Percentage of issued share capital (%)
Larry Yung Chi Kin		400,381,000			18.265
Henry Fan Hung Ling		1,600,000		44,600,000	2.108
Vernon Francis Moore				3,200,000	0.146
Peter Lee Chung Hing	500,000				0.023
Norman Yuen Kee Tong	33,000				0.002
Liu Jifu	40,000				0.002
Hansen Loh Chung Hon	1,050,000	500,000[1]	500,000[1]		0.071
André Desmarais	99,800	100,242,000[2]			4.578
Peter Kruyt (alternate Director to André Desmarais)	2,100				0.0001

Notes:

1. *The corporate interests and the family interests of the relevant Director duplicated each other as the 500,000 shares were held through a company in which the relevant Director and his family were interested.*

2. *Out of 100,242,000 shares, 12,000 shares were held by a corporation controlled by the relevant Director and 100,230,000 shares were held indirectly by a corporation of which the relevant Director was the President and Co-Chief Executive Officer.*

(ii) Share options in the Company:

Directors	Date of Grant	Number of Share options granted	Options lapsed/ cancelled/ exercised	Number of Share options outstanding	Percentage of issued share capital (%)
Larry Yung Chi Kin	28 May 2002	2,000,000	Nil	4,000,000	0.182
	1 November 2004	2,000,000			
Vernon Francis Moore	28 May 2002	1,000,000	Nil	2,000,000	0.091
	1 November 2004	1,000,000			
Peter Lee Chung Hing	28 May 2002	1,000,000	Nil	2,000,000	0.091
	1 November 2004	1,000,000			
Norman	28 May 2002	500,000	Nil	1,000,000	0.046
Yuen Kee Tong	1 November 2004	500,000			
Yao Jinrong	28 May 2002	300,000	Nil	800,000	0.036
	1 November 2004	500,000			
Chang Zhenming	28 May 2002	500,000	Nil	500,000	0.023
Li Shilin	28 May 2002	300,000	Nil	300,000	0.014
Carl Yung Ming Jie	28 May 2002	300,000	Nil	800,000	0.036
	1 November 2004	500,000			
Liu Jifu	28 May 2002	300,000	Nil	800,000	0.036
	1 November 2004	500,000			

(iii) Shares in the associated corporation:

	Number of ordinary shares in Cathay Pacific Airways Limited				
Name of Director	Personal interests	Corporate interests	Family interests	Trusts and similar interests	Percentage to the issued share capital (%)
Hansen Loh Chung Hon	450,000				0.013

(b) Substantial shareholders of the Company

As at the Latest Practicable Date, save as disclosed herein, so far as was known to any Director or chief executive of the Company, no person (other than a Director or chief executive of the Company or their respective associates) had any interest or

short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name	**Number of Shares**	**Percentage to the issued share capital (%)**
CITIC Group	632,066,285	28.835
CITIC Hong Kong (Holdings) Limited ("CITIC HK")	632,066,285	28.835
Heedon Corporation	498,424,285	22.738
Honpville Corporation	310,988,221	14.187

CITIC HK is a substantial shareholder of the Company (within the meaning of the Listing Rules) indirectly through the following wholly owned subsidiary companies:

Name of subsidiary companies of CITIC HK	*Number of Shares*	*Percentage to the issued share capital (%)*
Affluence Limited	*43,266,000*	*1.974*
Winton Corp.	*30,718,000*	*1.401*
Westminster Investment Inc.	*101,960,000*	*4.651*
Jetway Corp.	*22,500,000*	*1.026*
Cordia Corporation	*32,258,064*	*1.472*
Honpville Corporation	*310,988,221*	*14.187*
Hainsworth Limited	*80,376,000*	*3.667*
Southpoint Enterprises Inc.	*10,000,000*	*0.456*

Each of Affluence Limited, Winton Corp., Westminster Investment Inc., Jetway Corp., Cordia Corporation, Honpville Corporation, Hainsworth Limited and Southpoint Enterprises Inc. holds the shares of the Company beneficially. Accordingly, Honpville Corporation is a substantial shareholder of the Company (within the meaning of the Listing Rules).

CITIC Group is the direct holding company of CITIC HK. CITIC HK is the direct holding company of Heedon Corporation, Hainsworth Limited, Affluence Limited and Barnsley Investments Limited. Heedon Corporation is the direct holding company of Winton Corp., Westminster Investment Inc., Jetway Corp., Kotron Company Ltd. and Honpville Corporation and Kotron Company Ltd. is the direct holding company of Cordia Corporation. Barnsley Investments Limited is the direct holding company of Southpoint Enterprises Inc. Accordingly, the interests of CITIC Group in the Company duplicate the interests of CITIC HK in the Company. The interests of CITIC HK in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Heedon Corporation in the Company duplicate the interests in the Company of all its direct and indirect subsidiary companies as described above. The interests of Barnsley Investments Limited in the Company duplicate the interests in the Company of its direct subsidiary company as described above and the interests of Kotron Company Ltd. in the Company duplicate the interests in the Company of its direct subsidiary company as described above.

As at the Latest Practicable Date, save as disclosed below, none of the Directors is a director or employee of a company which had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO:

Name of Director	Name of company which had such discloseable interest or short position	Position within such company
Larry Yung Chi Kin	CITIC Group	Director
	CITIC HK	Director
	Heedon Corporation	Director
	Honpville Corporation	Director
	Earnplex Corporation	Director and Shareholder
	Bloomfield Enterprises Corp.	Director and Shareholder
	Rockhampton Investments Limited	Director and Shareholder
Henry Fan Hung Ling	CITIC HK	Director
	Heedon Corporation	Director
	Honpville Corporation	Director
Vernon Francis Moore	CITIC HK	Director
	Honpville Corporation	Director
Yao Jinrong	CITIC Group	Director
Li Shilin	CITIC Group	Director
Carl Yung Ming Jie	Earnplex Corporation	Director
Liu Jifu	CITIC HK	Director

3. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or claim of material importance and, so far as the Directors were aware, no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

4. SERVICE CONTRACTS

There is no existing or proposed service contracts between any of the Directors and the Company or any of its subsidiaries, other than contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

5. COMPETING INTEREST

In so far as the Directors are aware, none of the Directors or their respective associates have any interest in a business which competes or is likely to compete with the business of the Group.

6. GENERAL

(a) The secretary of the Company is Ms. Alice Tso Mun Wai, ACIS, MA and the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Mr. Vernon Francis Moore, FCA, FCPA.

(b) The registered office of the Company is at 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

(c) The share registrars of the Company is Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

6. 一般事項

(a) 本公司的秘書為曹敏慧女士，ACIS, MA，而本公司根據上市規則第3.24條委任之合資格會計師為莫偉龍先生，FCA, FCPA。

(b) 本公司的註冊辦事處設於香港中環添美道一號中信大廈三十二樓。

(c) 本公司的股份過戶登記處為登捷時有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。

(d) 本通函的中、英文版本如有任何歧義，概以英文版本為準。

除下文所披露者外，於最後可行日期，並無董事為任何於本公司股份及相關股份中擁有權益或淡倉而根據證券及期貨條例第XV部第2及3分部規定須向本公司披露之公司之董事或僱員：

董事姓名	擁有須予披露權益或淡倉之公司名稱	於該公司職位
榮智健	中國中信集團公司	董事
	中信香港	董事
	Heedon Corporation	董事
	Honpville Corporation	董事
	Earnplex Corporation	董事及股東
	Bloomfield Enterprises Corp.	董事及股東
	Rockhampton Investments Limited	董事及股東
范鴻齡	中信香港	董事
	Heedon Corporation	董事
	Honpville Corporation	董事
莫偉龍	中信香港	董事
	Honpville Corporation	董事
姚進榮	中國中信集團公司	董事
李士林	中國中信集團公司	董事
榮明杰	Earnplex Corporation	董事
劉基輔	中信香港	董事

3. 訴訟

於最後可行日期，本公司或其任何附屬公司概無牽涉任何重大訴訟或索償，且就董事所知，本公司或其任何附屬公司亦無任何尚未了結或蒙受威脅之重大訴訟或索償。

4. 服務合約

各董事概無與本公司或其任何附屬公司訂立或建議訂立任何服務合約（並非於一年內屆滿或僱主可於一年內終止而毋須給予補償（法定補償除外）之合約）。

5. 競爭權益

據董事所知悉，概無董事或彼等各自之聯繫人士於與本集團業務競爭或可能構成競爭之業務中擁有權益。

份中擁有根據證券及期貨條例第XV部第2及第3分部之規定須向本公司披露的任何權益或淡倉：

名稱	股份數目	佔已發行股本百分比(%)
中國中信集團公司	632,066,285	28.835
中信（香港集團）有限公司（「中信香港」）	632,066,285	28.835
Heedon Corporation	498,424,285	22.738
Honpville Corporation	310,988,221	14.187

中信香港透過下列全資附屬公司間接成為本公司主要股東（定義見上市規則）：

中信香港之附屬公司名稱	*股份數目*	*佔已發行股本百分比(%)*
Affluence Limited	*43,266,000*	*1.974*
Winton Corp.	*30,718,000*	*1.401*
Westminster Investment Inc.	*101,960,000*	*4.651*
Jetway Corp.	*22,500,000*	*1.026*
Cordia Corporation	*32,258,064*	*1.472*
Honpville Corporation	*310,988,221*	*14.187*
Hainsworth Limited	*80,376,000*	*3.667*
Southpoint Enterprises Inc.	*10,000,000*	*0.456*

Affluence Limited、Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Cordia Corporation、Honpville Corporation、Hainsworth Limited及Southpoint Enterprises Inc.分別實益持有本公司股份。因此，Honpville Corporation亦為本公司主要股東（定義見上市規則）。

中國中信集團公司為中信香港之直接控股公司。中信香港為Heedon Corporation、Hainsworth Limited、Affluence Limited及Barnsley Investments Limited之直接控股公司。Heedon Corporation為Winton Corp.、Westminster Investment Inc.、Jetway Corp.、Kotron Company Ltd.及Honpville Corporation之直接控股公司，而Kotron Company Ltd.為Cordia Corporation之直接控股公司。Barnsley Investments Limited為Southpoint Enterprises Inc.之直接控股公司。因此，中國中信集團公司於本公司之權益，與中信香港於本公司之權益重疊。中信香港於本公司之權益，與上述全部由其直接及間接擁有之附屬公司於本公司之權益重疊。Heedon Corporation於本公司之權益，與上述全部由其直接及間接擁有之附屬公司於本公司之權益重疊。Barnsley Investments Limited於本公司之權益，與上述由其直接擁有之附屬公司於本公司之權益重疊，而Kotron Company Ltd.於本公司之權益，與上述由其直接擁有之附屬公司於本公司之權益重疊。

附註：

1. *由於該500,000股股份乃透過一間由有關董事及其家族擁有之公司持有，故有關董事持有之法團權益與其家族權益重疊。*

2. *該100,242,000股股份中，12,000股乃透過一間由有關董事控制之法團持有，而100,230,000股乃透過一間由有關董事出任總裁兼聯席行政首長之法團間接持有。*

(ii) 本公司之購股權：

董事	授出日期	授出購股權數目	已作廢／註銷／行使之購股權	未行使購股權數目	佔已發行股本百分比(%)
榮智健	二零零二年五月二十八日	2,000,000	無	4,000,000	0.182
	二零零四年十一月一日	2,000,000			
莫偉龍	二零零二年五月二十八日	1,000,000	無	2,000,000	0.091
	二零零四年十一月一日	1,000,000			
李松興	二零零二年五月二十八日	1,000,000	無	2,000,000	0.091
	二零零四年十一月一日	1,000,000			
阮紀堂	二零零二年五月二十八日	500,000	無	1,000,000	0.046
	二零零四年十一月一日	500,000			
姚進榮	二零零二年五月二十八日	300,000	無	800,000	0.036
	二零零四年十一月一日	500,000			
常振明	二零零二年五月二十八日	500,000	無	500,000	0.023
李士林	二零零二年五月二十八日	300,000	無	300,000	0.014
榮明杰	二零零二年五月二十八日	300,000	無	800,000	0.036
	二零零四年十一月一日	500,000			
劉基輔	二零零二年五月二十八日	300,000	無	800,000	0.036
	二零零四年十一月一日	500,000			

(iii) 相聯法團股份：

	國泰航空有限公司之普通股數目				
董事姓名	個人權益	法團權益	家族權益	信託及類似權益	佔已發行股本百分比(%)
陸鍾漢	450,000				0.013

(b) 本公司主要股東

除本通函披露者外，任何董事或本公司行政總裁並不知悉有任何人士（董事或本公司行政總裁或彼等各自的聯繫人士除外）於最後可行日期在股份或相關股

1. 責任聲明

本通函之資料乃遵照上市規則刊載，旨在提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏其他事實，致使本通函所載任何內容產生誤導。

2. 權益披露

(a) 董事及行政總裁之證券權益

除下文所披露者外，於最後可行日期，本公司各董事及行政總裁概無於本公司或其相聯法團（定義見證券及期貨條例）的股份、相關股份或債券中擁有根據證券及期貨條例第352條必須列入該條所指登記冊內，或必須根據證券及期貨條例第XV部第7及第8分部（包括根據證券及期貨條例有關規定被認為或被視作擁有的權益及淡倉）或上市規則所載上市公司董事進行證券交易的標準守則向本公司及聯交所申報的權益或淡倉：

(i) 本公司股份：

	股份數目				
	個人權益	法團權益	家族權益	信託及類似權益	佔已發行股本百分比(%)
榮智健		400,381,000			18.265
范鴻齡		1,600,000		44,600,000	2.108
莫偉龍				3,200,000	0.146
李松興	500,000				0.023
阮紀堂	33,000				0.002
劉基輔	40,000				0.002
陸鍾漢	1,050,000	500,000[1]	500,000[1]		0.071
德馬雷	99,800	100,242,000[2]			4.578
彼得•克萊特（德馬雷的替任董事）	2,100				0.0001

收購大冶額外權益為本集團締造良機，透過取得大冶控制權進一步擴大其於中國之特種鋼鐵業務。收購及收購大冶38.86%國有股完成後，本公司將有權委任大冶大多數董事會成員。本公司認為，收購將加強本集團之盈利基礎，不會對本公司資產淨值構成任何重大影響。

董事（包括獨立非執行董事）認為，收購協議及收購大冶38.86%國有股之條款為一般商業條款，屬公平合理，且符合本公司及其股東整體利益。

其他資料

敬希　閣下垂注本通函附錄所載的一般資料。

此致

列位股東　台照

承董事會命
中信泰富有限公司
主席
榮智健
謹啟

二零零五年一月十三日

有關大冶之資料

大冶為於中國註冊成立之股份有限公司，其股份於深圳證券交易所上市，主要從事特種鋼鐵業。

於截至二零零三年十二月三十一日止年度，大冶之除税前及除税後淨利潤分別約人民幣33,000,000元及人民幣25,000,000元。於截至二零零二年十二月三十一日止年度，大冶之除税前及除税後淨利潤分別約人民幣63,000,000元及人民幣46,000,000元。於二零零三年十二月三十一日，大冶的資產淨值約人民幣1,623,000,000元。

大冶股份於緊接二零零四年十二月十七日前五個交易日在深圳證券交易所之平均收市價為人民幣6.03元。

有關本公司之資料

本集團於香港及中國從事多項業務，包括基礎建設（如發電、信息業、航空及基礎設施）、特種鋼鐵製造、銷售及分銷汽車及消費品以及物業投資及管理。

收購之理由及益處

本公司之長遠目標一直為發展大規模及多元化業務，並以基礎建設為重點。特種鋼鐵業為本集團工業組合之重要一環，

有關收購大冶權益及大冶資產之概述如下：

於二零零四年一月，本公司首次擁有大冶9.41%權益。於二零零四年二月，本公司就收購大冶資產訂立框架協議。於二零零四年十月，黃石東方鋼鐵有限公司重組為本公司擁有95%權益之附屬公司，其後易名為新冶鋼。於二零零四年十月及十一月，新冶鋼就大冶剩餘資產訂立最終協議。於二零零四年十二月十七日，本公司擁有95%權益之附屬公司新冶鋼根據收購協議收購大冶9.86%權益，並根據集團內部轉讓將9.41%之大冶權益綜合計算。於二零零四年十二月二十日，本集團於拍賣上成功投得38.86%大冶國有股。

待上述收購（包括收購及收購大冶38.86%國有股）完成後，本集團於大冶之權益將增至58.13%，而大冶將成為本公司附屬公司。本公司擬持有該58.13%大冶權益作長遠投資。收購將以本集團內部資源撥付。

該項轉讓為本公司與其非全資附屬公司新冶鋼間之交易，根據上市規則第14A.31(1)條之規定，毋須作出申報、公佈或取得獨立股東批准。根據上市規則第14章，該轉讓並不構成須予公佈交易。

(I) 大冶於二零零四年十二月十七日前之股權結構：

本公司	9.41%*
第一至第四賣方	9.86%*
冶鋼集團	38.86%**
獨立第三方	4.7%*
公眾人士	37.17%#
→ 大冶	

大冶上市股份：

* *非流通社會法人股*
** *非流通國有股*
\# *公眾流通股*

(II) 大冶於緊隨收購大冶9.86%權益及38.86%權益以及集團內部轉讓大冶9.41%權益完成後之股權結構：

本公司 — 95% → 新冶鋼；100% → 中信泰富（中國）

新冶鋼	29.95%(1)
中信泰富（中國）	28.18%(2)
獨立第三方	4.7%(3)
公眾人士	37.17%(4)
→ 大冶	100%

大冶上市股份：

(1) *19.27%非流通社會法人股及10.68%非流通國有股*
(2) *非流通國有股*
(3) *非流通社會法人股*
(4) *公眾流通股*

冶鋼集團及大冶若干債權人向有關省份或市政法院申請凍結大冶38.86%國有股，按法院判決出售以償還結欠彼等之債務。因此，該等大冶38.86%國有股按照有關省份或市政法院發出之指令於二零零四年十二月二十日提呈公開拍賣。於二零零四年十二月二十日舉行之拍賣上：

(a) 中信泰富（中國）以人民幣289,956,319.20元（每股人民幣2.29元）成功投得大冶126,618,480股國有股（相當於大冶全部股本28.18%）；及

(b) 新冶鋼以人民幣109,920,000元（每股人民幣2.29元）成功投得大冶48,000,000股國有股（相當於大冶全部股本10.68%）。

有關大冶38.86%國有股之代價已支付予拍賣公司，而拍賣公司會將有關代價支付予有關省份或市政法院，以悉數清還按法院判決結欠冶鋼集團及大冶債權人之債項。

為完成收購大冶38.86%國有股，本集團須就大冶全部股份（已由本集團擁有或同意收購者除外）提出全面收購建議（「全面收購建議」）。本公司已於二零零五年一月六日向中國證券監督管理委員會提交收購大冶38.86%國有股之報告，並將向中國證券監督管理委員會提出豁免作出全面收購建議之申請。倘獲授該項豁免，本集團將於其後在實際可行情況下儘快完成收購大冶38.86%國有股。倘不獲授豁免，本公司將考慮就完成收購提出全面收購建議是否符合本公司及其股東之利益，並就本公司之決定另行刊發公佈以及遵守上市規則有關規定。除本通函披露者外，於本通函日期，本公司並無意收購大冶餘下持股權益。

集團內部轉讓大冶9.41%股份

本公司自二零零四年一月於大冶42,300,000股（相當於大冶全部股本的9.41%）非國有的社會法人持有的股份中擁有權益。為了將本集團於大冶之權益綜合至新冶鋼，本公司於二零零四年十二月十七日以集團內部轉讓方式將其於大冶之該9.41%權益注入新冶鋼，該轉讓指由一家全資擁有附屬公司轉讓予擁有95%權益之附屬公司，視為出售大冶9.41%權益之5%。擁有新冶鋼餘下5%權益之黃石東方投資有限公司並非本公司之關連人士（定義見上市規則）。

(3) 第三賣方擁有10,050,000股股份;及

(4) 第四賣方擁有3,970,000股股份。

代價:

合共人民幣124,693,434元(約每股人民幣2.81元),向以下各方按以下數額於收購完成時以現金支付:

(1) 向第一賣方支付約人民幣42,200,000元;

(2) 向第二賣方支付約人民幣43,050,000元;

(3) 向第三賣方支付約人民幣28,280,000元;及

(4) 向第四賣方支付約人民幣11,170,000元。

新冶鋼作為買方並無向任何賣方支付任何按金。

代價乃經新冶鋼與賣方參考大冶最近刊發季度報告所載於二零零四年九月三十日之資產淨值每股人民幣3.7元,並經考慮該9.86%權益並非流通後公平磋商協定。

完成:

收購已於二零零四年十二月二十日完成。

於公開拍賣收購大冶38.86%股份

根據本公司於二零零四年二月訂立之框架協議,本集團同意收購大冶資產,其中包括黃石東方鋼鐵有限公司。於二零零四年十月,黃石東方鋼鐵有限公司重組為本公司擁有95%權益之附屬公司,其後易名為新冶鋼,旨在訂立最終協議,以收購框架協議項下大冶剩餘資產以及大冶38.86%國有股。有關大冶剩餘資產之最終協議已於二零零四年十月及十一月訂立。

日，新冶鋼（本公司擁有95%權益之附屬公司）訂立收購協議，以人民幣124,693,434元，向賣方收購大冶44,320,000股非國有的社會法人股股份（相當於大冶全部股本9.86%）。

於二零零四年十二月二十日，中信泰富（中國）（本公司之全資附屬公司）及新冶鋼於公開拍賣上分別以人民幣289,956,319.20元及人民幣109,920,000元成功投得大冶126,618,480股國有股（相當於大冶全部股本28.18%）及大冶48,000,000股國有股（相當於大冶全部股本10.68%）。

本集團先前擁有大冶全部股本9.41%權益。上述所有收購事項完成後，本集團於大冶之權益將增至58.13%（即大冶19.27%非國有的社會法人股股份及38.86%國有股）。

根據上市規則，有關收購大冶9.86%權益以及收購大冶38.86%國有股，連同根據本公司於二零零四年二月訂立之框架協議收購其他大冶資產和於二零零四年一月收購大冶9.41%權益，構成本公司須予披露交易。本通函旨在向 閣下提供（其中包括）有關收購以及於拍賣上收購大冶38.86%國有股之進一步詳情。

有關大冶9.86%股份之收購協議

日期： 二零零四年十二月十七日

訂約方： (1) 新冶鋼，本公司擁有95%權益之附屬公司，作為買方

(2) 第一賣方、第二賣方、第三賣方及第四賣方，作為賣方

賣方之主要業務為投資管理及顧問。據董事會作出一切合理查詢後所深知、得悉及確信，所有賣方及彼等各自之最終實益擁有人均為與本公司或本公司或其任何附屬公司之任何董事、行政總裁或主要股東或彼等各自任何聯繫人士概無關連之獨立第三方。

所收購資產：

合共44,320,000股大冶非國有股（相當於大冶全部股本9.86%），分別由以下各方擁有：

(1) 第一賣方擁有15,000,000股股份；

(2) 第二賣方擁有15,300,000股股份；


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(於香港註冊成立的有限公司)

(股份代號:267)

董事:
榮智健 *(主席)*
范鴻齡 *(董事總經理)*
莫偉龍 *(副董事總經理)*
李松興 *(副董事總經理)*
阮紀堂 *(副董事總經理)*
姚進榮 *(執行董事)*
常振明 *(執行董事)*
李士林 *(執行董事)*
榮明杰 *(執行董事)*
劉基輔 *(執行董事)*
張偉立*
何厚浠**
韓武敦**
陸鍾漢**
何厚鏘**
德馬雷*
彼得•克萊特#

* *非執行董事*
** *獨立非執行董事*
\# *德馬雷的替任董事*

註冊辦事處:
香港
中環
添美道一號
中信大廈
三十二樓

敬啟者:

須予披露交易
收購大冶權益

緒言

董事會透過於二零零四年十二月二十二日之公佈宣佈,於二零零四年十二月十七

「第三賣方」	指	合肥銀信投資管理有限公司，於中國註冊成立之公司
「第四賣方」	指	北京龍聚興投資顧問有限公司，於中國註冊成立之公司
「賣方」	指	第一賣方、第二賣方、第三賣方及第四賣方
「新冶鋼」	指	湖北新冶鋼有限公司，於中國註冊成立之合營公司，由本集團及黃石東方投資有限公司分別擁有95%及5%
「%」	指	百分比

「框架協議」	指	本公司與黃石市國有資產經營有限公司(該公司可就大冶資產(包括冶鋼集團)的經營及管理發出授權)於二零零四年二月五日就收購大冶資產所訂立之框架協議
「本集團」	指	本公司及其附屬公司
「最後可行日期」	指	二零零五年一月五日,即本通函付印前就確定當中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國
「大冶剩餘資產」	指	(a)冶鋼集團下屬鋼管公司之全部固定資產及存貨(包括170無縫鋼管廠及小無縫鋼管廠);(b)與鋼鐵板块資產有關之在建工程;及(c)冶鋼集團現於湖北省黃石市用作其主要生產地方所佔的土地使用權的統稱
「人民幣」	指	人民幣,中國法定貨幣
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值港幣0.4元之股份
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「第一賣方」	指	北京頤和丰業投資有限公司,於中國註冊成立之公司
「第二賣方」	指	北京方程興業投資有限公司,於中國註冊成立之公司

在本通函內，除文義另有所指外，下列辭彙具有如下涵義：

「收購」	指	新冶鋼根據收購協議向賣方收購大冶44,320,000股非國有股，相當於大冶全部股本9.86%
「收購協議」	指	新冶鋼及賣方於二零零四年十二月十七日就收購所訂立之買賣協議
「聯繫人士」	指	上市規則所賦予涵義
「拍賣」	指	於二零零四年十二月二十日根據有關省份或市政法院指令就大冶38.86%國有股舉行之公開拍賣
「董事會」	指	董事會
「中信泰富（中國）」	指	中信泰富（中國）投資有限公司，於中國註冊成立之公司，為本公司全資附屬公司
「本公司」	指	中信泰富有限公司，於香港註冊成立之公司，其股份於聯交所主板上市
「大冶」	指	大冶特殊鋼股份有限公司，於中國註冊成立之股份有限公司，其股份於深圳證券交易所上市
「大冶資產」	指	黃石東方鋼鐵有限公司、大冶38.86%國有股及大冶剩餘資產
「冶鋼集團」	指	冶鋼集團有限公司，於中國註冊成立之公司，為大冶主要股東，持有大冶38.86%國有股
「董事」	指	本公司董事

目 錄

頁次

釋義 1

董事會函件 4

附錄 — 一般資料 11

此乃重要通函 請即處理

閣下如對本通函任何內容或應採取的行動**有任何疑問**，應諮詢 閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有中信泰富有限公司股份，應立即將本通函交予買主或承讓人或經手買賣或轉讓的銀行、股票經紀或其他代理人，以便轉交買主或承讓人。


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

須予披露交易

收購大冶權益

二零零五年一月十三日

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

公司註冊處
Companies Registry

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	12	1	2005
至 To	12	1	2005

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	8,000.00
已繳及應繳的溢價總額 [第5A(a) . 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	356,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	876,824,064.00

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

17/01/2005	CC603354
CR No. :	-145656-
Sh. Form :	SC1
08	$356.00
TOTAL(CSH)	$356.00

表格 Form **SC1**

公司編號 Company Number

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	20,000	HKD0.40	HKD18.20	Nil	HKD17.80	HKD356,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

表格 Form **SC1**

公司編號 Company Number

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Mak Kai Lert Russell	Flat G, 13/F., Block 17, Chi Fu Fa Yuen, Pokfulam, Hong Kong	20,000	
	各類別股份分配的總數 Total Shares Allotted by Class	20,000	Nil

簽署 Signed :



姓名 Name : Alice Tso Mun Wai　　日期 Date : 17th January, 2005

~~董事 Director~~／秘書 Secretary *　　日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

The acquisitions of interests in Daye and Daye Assets are summarised below:

In January 2004, the Company first become interested in 9.41% interest in Daye. In February 2004, the Company entered into the Framework Agreement relating to the acquisition of Daye Assets. In October 2004, 黃石東方鋼鐵有限公司 (Dongfang Iron and Steel Co., Ltd. of Huangshi) was restructured as a 95% owned subsidiary of the Company and subsequently renamed Xin Yegang. In October and November 2004, Xin Yegang entered into the definitive agreements in respect of the Remaining Daye Assets. On 17 December 2004, Xin Yegang (a 95% subsidiary of the Company) acquired 9.86% interest in Daye pursuant to the Acquisition Agreement and consolidated the 9.41% interest in Daye pursuant to an intra-group transfer. On 20 December 2004, the Group successfully bid for 38.86% state-owned shares of Daye at the Auctions.

Upon completion of the said acquisitions (including the Acquisition and the acquisition of the 38.36% state-owned shares of Daye), the interest of the Group in Daye will increase to 58.13%, and Daye will become a subsidiary of the Company. The Company intends to hold such 58.13% interest in Daye as long term investment. The acquisitions will be funded by internal resources of the Group.

The acquisitions of additional interests in Daye provides an opportunity for the Group to further expand its specialty steel manufacturing business in the PRC by obtaining control over Daye. Upon completion of the Acquisition and the acquisition of the 38.86% state-owned shares of Daye, the Company will be entitled to appoint the majority of the board of directors of Daye.

The Directors (including the independent non-executive directors) consider that the terms of the Acquisition Agreement and the acquisition of the 38.86% state-owned shares of Daye are normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

GENERAL

The Acquisition in respect of 9.86% interest in Daye and the acquisition of the 38.86% state-owned shares of Daye, when aggregated with the acquisition of the other Daye Assets pursuant to the Framework Agreement entered into by the Company in February 2004 and the acquisition of the 9.41% interest in Daye in January 2004, constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing, among others, details of the Acquisition and the acquisition of the 38.86% state-owned shares of Daye at the Auctions will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

"Acquisition"	the acquisition by Xin Yegang of 44,320,000 non-state-owned shares of Daye (representing 9.86% of the total share capital of Daye) from four independent corporate vendors pursuant to the Acquisition Agreement
"Acquisition Agreement"	the sale and purchase agreement dated 17 December 2004 between Xin Yegang and four independent corporate vendors in respect of the Acquisition
"Auctions"	the public auctions held on 20 December 2004 under the direction of the relevant provincial or municipal court in respect of the 38.86% state-owned shares of Daye
"Board"	the board of Directors
"CITIC Pacific" or the "Company"	CITIC Pacific Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange
"CITIC Pacific China"	中信泰富(中國)投資有限公司 (CITIC Pacific China Holdings Limited), a company incorporated in the PRC and a wholly-owned subsidiary of the Company
"Daye"	大冶特殊鋼股份有限公司 (Daye Special Steel Co., Ltd.), a stock limited company incorporated in the PRC whose shares are listed on the Shenzhen Stock Exchange
"Daye Assets"	黃石東方鋼鐵有限公司 (Dongfang Iron and Steel Co., Ltd. of Huangshi); 38.86% state-owned shares in Daye; and the Remaining Daye Assets
"Daye Steel Group"	冶鋼集團有限公司 (Daye Steel Group Corporation), a company incorporated in the PRC and the major shareholder of Daye holding the 38.86% state-owned shares in Daye
"Directors"	the directors of the Company
"Framework Agreement"	the framework agreement dated 5 February 2004 entered into by the Company with 黃石市國有資產經營有限公司 (Huangshi Municipal Government State-owned Assets Management Co., Ltd.) (who has power to authorise the operation and management of Daye Assets) relating to the acquisition of Daye Assets
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	the People's Republic of China
"Remaining Daye Assets"	collectively, (a) all fixed assets and stocks of the steel pipe subsidiaries of Daye Steel Group (including 170 Steel Pipe Factory and Seamless Pipe Factory); (b) the construction-in-progress relating to ancillary facilities for steel production; and (c) the land use right of the property currently occupied by Daye Steel Group as its principal production site in Huangshi, Hubei
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholders"	the shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendor No. 1"	北京頤和豐業投資有限公司 (Beijing EHE Investment Ltd.), a company incorporated in the PRC
"Vendor No. 2"	北京方程興業投資有限公司 (Beijing FongChengXing Investment Ltd.), a company incorporated in the PRC
"Vendor No. 3"	合肥銀信投資管理有限公司 (Hefei YinXin Investment Management Ltd.), a company incorporated in the PRC
"Vendor No. 4"	北京龍聚興投資顧問有限公司 (Beijing LongJuXing Investment Consultancy Ltd.), a company incorporated in the PRC
"Xin Yegang"	湖北新冶鋼有限公司 (Hubei Xin Yegang Co., Ltd.), a joint venture company incorporated in the PRC and owned as to 95% by the Group and as to 5% by 黃石東方投資有限公司 (Huangshi Dongfang Investment Co., Ltd.)
"%"	percentage

As at the date of this announcement, the executive directors of the Company are Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Vernon Francis Moore, Peter Lee Chung Hing, Norman Yuen Kee Tong, Yao Jinrong, Chang Zhenming, Li Shilin, Carl Yung Ming Jie and Liu Jifu. The non-executive directors are Willie Chang, André Desmarais and Peter Kruyt (alternate director to André Desmarais). The independent non-executive directors are Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 22 December 2004

The exchange rate of RMB to Hong Kong dollars quoted in this announcement adopts a rate of RMB1 equivalent to HK$0.94.


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)

DISCLOSEABLE TRANSACTION – ACQUISITION OF INTEREST IN DAYE

The Directors announce that on 17 December 2004, Xin Yegang (a 95% owned subsidiary of CITIC Pacific) entered into the Acquisition Agreement to acquire 44,320,000 shares of Daye held by non-state-owned legal persons (representing 9.86% of the total share capital of Daye) from four independent corporate vendors for RMB124,693,434.

On 20 December, 2004, CITIC Pacific China (a wholly-owned subsidiary of the Company) and Xin Yegang successfully bid for 126,618,480 state-owned shares of Daye (representing 28.18% of the total share capital of Daye) and 48,000,000 state-owned shares of Daye (representing 10.68% of the total share capital of Daye) in public auctions for RMB289,956,319.20 and RMB109,920,000 respectively.

The Group is currently interested in 9.41% of the total share capital of Daye. Upon completion of all the acquisitions mentioned above, the interest of the Group in Daye will increase to 58.13% (including 19.27% non-state-owned legal person shares and 38.86% state-owned shares of Daye).

The Acquisition in respect of 9.86% interest in Daye and the acquisition of the 38.86% state-owned shares of Daye, when aggregated with the acquisition of the other Daye Assets pursuant to the Framework Agreement entered into by the Company in February 2004 and the acquisition of the 9.41% interest in Daye in January 2004, constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing, among others, details of the Acquisition and the acquisition of the 38.86% state-owned shares of Daye at the Auctions will be despatched to the Shareholders as soon as practicable.

ACQUISITION AGREEMENT IN RESPECT OF 9.86% DAYE SHARES

Date: 17 December 2004

Parties:
(1) Xin Yegang, a 95% owned subsidiary of the Company, as purchaser
(2) Vendor No. 1, Vendor No. 2, Vendor No. 3 and Vendor No. 4, as vendors

The principal business activities of the vendors are investment management and consultancy.

To the best of the directors' knowledge, information and belief having made all reasonable enquiry, all the vendors and their ultimate beneficial owners are third parties independent of and not connected with the Company or any of the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules).

Asset acquired: A total of 44,320,000 non-state-owned shares of Daye (representing 9.86% of the total share capital of Daye), owned as to:
(1) 15,000,000 shares by Vendor No. 1;
(2) 15,300,000 shares by Vendor No. 2;
(3) 10,050,000 shares by Vendor No. 3; and
(4) 3,970,000 shares by Vendor No. 4.

Consideration: RMB124,693,434 in aggregate (approximately RMB2.81 per share), payable in cash upon completion of the Acquisition, and as to:
(1) approximately RMB42.20 million to Vendor No. 1;
(2) approximately RMB43.05 million to Vendor No. 2;
(3) approximately RMB28.28 million to Vendor No. 3; and
(4) approximately RMB11.17 million to Vendor No. 4.

No deposit has been paid by Xin Yegang as the purchaser.

The consideration was agreed after arm's length negotiations between Xin Yegang and the vendors with reference to the net asset value of Daye as at 30 September 2004 of RMB3.7 per share taking into account the fact that such 9.86% interest is not freely transferrable.

Completion: Completion shall take place within three business days from the date of registration of the transfer of shares.

ACQUISITION OF 38.86% DAYE SHARES AT PUBLIC AUCTION

Pursuant to the Framework Agreement entered into by the Company in February 2004, the Group agreed to acquire the Daye Assets which included 黃石東方鋼鐵有限公司 (Dongfang Iron and Steel Co., Ltd. of Huangshi). In October 2004, 黃石東方鋼鐵有限公司 (Dongfang Iron and Steel Co., Ltd. of Huangshi) was restructured as a 95% owned subsidiary of the Company and subsequently renamed Xin Yegang, for the purpose of entering into definitive agreements to acquire the Remaining Daye Assets pursuant to the Framework Agreement and the 38.86% state-owned shares in Daye. The definitive agreements in respect of the Remaining Daye Assets were entered into in October and November 2004.

Certain creditors of Daye Steel Group and Daye applied to the relevant provincial or municipal court to freeze the 38.86% state-owned shares of Daye for judicial sale to have their debt repaid. As a result, such 38.86% state-owned shares of Daye were put up for public auction under the direction of the relevant provincial or municipal court on 20 December 2004.

At the Auctions held on 20 December 2004:

(a) CITIC Pacific China (a wholly-owned subsidiary of the Company) successfully bid for 126,618,480 state-owned shares of Daye (representing 28.18% of the total share capital of Daye) for RMB289,956,319.20 (RMB2.29 per share); and

(b) Xin Yegang successfully bid for 48,000,000 state-owned shares of Daye (representing 10.68% of the total share capital of Daye) for RMB109,920,000 (RMB2.29 per share).

The consideration for the 38.86% state-owned shares in Daye will be paid into the relevant provincial or municipal court for settlement of the outstanding sum due to the creditors of Daye Steel Group and Daye.

In order to complete the acquisitions of the 38.86% state-owned shares in Daye, the Group is required to make a general offer for all the shares of Daye (other than those already owned or agreed to be acquired by the Group) ("General Offer"). The Company will apply to China Securities Regulatory Commission for a waiver from making the General Offer and submit a report on the acquisitions of the 38.86% state-owned shares in Daye to China Securities Regulatory Commission in support of such application. If such waiver is granted, the Group will complete the acquisitions of the 38.86% state-owned shares in Daye as soon as practicable thereafter. If such waiver is not granted, the Company will consider whether it would be in the interest of the Company and its shareholders to make the General Offer in order to complete the acquisitions, and will make a further announcement and comply with the relevant requirements under Listing Rules in respect of the Company's decision. Save as disclosed herein, as at the date of this announcement, the Company does not have any intention to acquire the remaining shareholding interest in Daye.

INTRA-GROUP TRANSFER OF 9.41% DAYE SHARES

The Company has been interested in 42,300,000 shares of Daye held by non-state-owned legal persons (representing 9.41% of the total share capital of Daye) since January 2004. For the purpose of consolidating the Group's interests in Daye under Xin Yegang, on 17 December 2004, the Company injected its interest in such 9.41% interest in Daye into Xin Yegang by way of an intra-group transfer which transfer from a 100% owned subsidiary to a 95% owned subsidiary constitutes a deemed disposal of 5% of the 9.41% interest in Daye. 黃石東方投資有限公司 (Huangshi Dongfang Investment Co., Ltd.), the remaining 5% shareholder of Xin Yegang is not a connected person (as defined in the Listing Rules) of the Company.

The transfer is a transaction between the Company and Xin Yegang, its non-wholly owned subsidiary, and is exempt from the reporting, announcement and independent shareholders approval requirements under Rule 14A.31(1) of the Listing Rules. The transfer does not constitute a notifiable transaction under Chapter 14 of the Listing Rules.

(I) Shareholding structure of Daye immediately before 17 December 2004:


Company
Vendors Nos. 1 to 4
Daye Steel Group
Independent third party
Public
9.41%*
9.86%*
38.86%**
4.7%*
37.17%#
Daye

Listed shares of Daye:
- * *Non-state-owned legal person shares – not freely transferable (非流通社會法人股)*
- ** *State-owned shares – not freely transferable (非流通國有股)*
- \# *Public shares – freely transferable (公眾流通股)*

(II) Shareholding structure of Daye immediately upon completion of the acquisition of 9.86% interest and 38.86% interest in Daye and the intra-group transfer of 9.41% interest in Daye:


Company
95%
100%
Xin Yegang
CITIC Pacific China
Independent third party
Public
29.95%(1)
28.18%(2)
4.7%(3)
37.17%(4)
100%
Daye

Listed shares of Daye:
1. *19.27% non-state-owned legal person shares – not freely transferable (非流通社會法人股) and 10.68% state-owned shares – not freely transferable (非流通國有股)*
2. *State-owned shares – not freely transferable (非流通國有股)*
3. *Non-state-owned legal person shares – not freely transferable (非流通社會法人股)*
4. *Public shares – freely transferable shares (公眾流通股)*

INFORMATION RELATING TO DAYE

Daye is a stock limited company incorporated in the PRC whose shares are listed on the Shenzhen Stock Exchange. Daye is primarily engaged in specialty steel manufacturing.

For the year ended 31 December 2003, the net profits before and after taxation of Daye were approximately RMB33 million and RMB25 million respectively. For the year ended 31 December 200[illegible], the net profits before and after taxation of Daye were approximately RMB63 million and RMB46 million respectively. As at 31 December 2003, the net asset value of Daye was approximately RMB1,623 million.

The average closing price of Daye on the Shenzhen Stock Exchange for the 5 trading days immediately before 17 December 2004 was RMB6.03.

INFORMATION RELATING TO THE COMPANY

The Group is engaged in a diversified range of businesses in Hong Kong and Mainland China, including basic infrastructure (such as power generation, communications, aviation and civil infrastructure), manufacturing of specialty steel, marketing and distribution of motor and consumer products, and property investment and management.

REASONS AND BENEFITS FOR THE ACQUISITIONS

The Company's long term objective remains to develop a large diversified business focusing on infrastructure. Specialty steel manufacturing is a key element of the Group's industrial portfolio.